Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

SJW Group Comments on Termination of Connecticut Water Go-Shop Process and Reiterates Its Support of the Merger with Connecticut Water

San Jose, CA – June 18, 2018 – SJW Group (NYSE: SJW) today commented on the termination of Connecticut Water Service, Inc.’s (NASDAQ: CTWS) (“Connecticut Water”) “go-shop” process related to the merger with SJW Group.

Robert A. Van Valer, the lead independent director of SJW Group’s Board of Directors and trustee of the Roscoe Moss Jr. Revocable Trust, which is the largest stockholder of the company, said, “We are pleased that Connecticut Water has verified and validated the superior value of our merger. We look forward to providing the shareholders of both companies with the opportunity to vote on the transaction as soon as possible and then moving towards completion, so that we can begin to deliver the transaction’s anticipated immediate and long-term value to shareholders and its benefits to customers, all of our employees and the communities we serve.

“We remain committed to our signed, definitive agreement to merge with Connecticut Water as the superior path forward for our stockholders and all of our constituents. We continue to work toward completing the merger, which includes a special meeting of stockholders to vote on the transaction and taking the necessary steps to receive the appropriate regulatory approvals.”

SJW Group will mail to stockholders its proxy statement and GREEN proxy card as well as additional information about its merger with Connecticut Water. SJW Group urges its stockholders to vote the GREEN proxy card FOR all proposals related to the merger with Connecticut Water.

SJW Group stockholders who have questions or would like additional information should contact SJW Group’s proxy solicitor, Georgeson, toll-free at (866) 357-4029 or by e-mail at SJW@Georgeson.com.

Please visit the SJW Group and Connecticut Water transaction website at www.sjw-ctws.com for further information about our merger.

J.P. Morgan Securities LLC is serving as financial advisor to SJW Group, and Skadden, Arps, Slate, Meagher & Flom LLP is legal counsel.

Forward Looking Statements

This document contains forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,”

“seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the proposed business combination transaction between SJW Group and Connecticut Water Service, Inc. (“Connecticut Water”) may not be satisfied or waived, including the risk that required approvals from the security holders of each party to the proposed transaction are not obtained; (2) the risk that the regulatory approvals required for the proposed transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the proposed transaction; (6) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the proposed transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in its filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018, and Connecticut Water’s overall business and financial condition, including those more fully described in its filings with the SEC, including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2018. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In response to the tender offer for all the outstanding shares of common stock of SJW Group commenced by California Water Service Group (“California Water”) through its wholly owned subsidiary, Waltz Acquisition Sub, Inc., SJW Group has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and shareholders of SJW Group are urged to read the solicitation/recommendation statement on Schedule 14D-9 and other documents that are filed or will be filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of SJW Group may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. These materials are also available free of charge at SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. In addition, copies of these materials may be requested from SJW Group’s information agent, Georgeson LLC, toll-free at (866) 357-4029.

ADDITIONAL IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between SJW Group and Connecticut Water, on April 25, 2018, SJW Group filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. These materials are not yet final and may be amended. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, registration statement on Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. Investors and shareholders of SJW Group and Connecticut Water are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus and all other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain or will contain important information about the proposed transaction and related matters. Investors and shareholders of SJW Group and Connecticut Water may obtain free copies of the registration statement on Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water are available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and Connecticut Water. These documents are available free of charge from the sources indicated above.

Contacts

Investors

Andrew Walters

Chief Administrative Officer, SJW Group

408-279-7818, andrew.walters@sjwater.com

Georgeson LLC

William Fiske / Edward Greene

212-440-9800; 866-357-4029, SJW@Georgeson.com

Media

Jayme Ackemann

Director, Corporate Communications, SJW Group

408-918-7247, jayme.ackemann@sjwater.com

Abernathy MacGregor

Ian Campbell, 213-630-6550, idc@abmac.com

Chuck Dohrenwend, 212-371-5999, cod@abmac.com

Kendell Moore, 212-371-5999, kem@abamac.com